FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        March............................    , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....March 31, 2008....	By	....../s/...... Hiroshi Kawashimo........... (Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Policy Regarding Reduction of Share Trading Unit

March 31, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Policy Regarding Reduction of Share Trading Unit
Canon Inc. (the “Company”) maintains a basic policy of regularly reviewing its share trading unit from the standpoint of enhancing liquidity of its shares in the stock market and stimulating broader investor participation.
In view of this policy, the Company changed the number of shares that constitute one trading unit from 1,000 to 100 as of May 6, 2004, and furthermore, initiated a 3 for 2 stock split as of July 1, 2006, which established an environment where its shares had become more accessible.
As a result, the Company recognizes that moderate liquidity of its shares is retained.